EXHIBIT 3.2

Amendment to the Amended and Restated Bylaws of
Farmers Capital Bank Corporation

Section 3 of the Amended and Restated Bylaws of Farmers Capital Bank Corporation is amended to add new Section 3.14 that reads in its entirety as follows:

“3.14           COMMITTEES.  The Board of Directors, by resolution adopted by a majority of the full Board, may designate from among its members such committees as from time to time it may consider necessary or appropriate to conduct the affairs of the Corporation, which may include an executive committee.  Each such committee shall have such power and authority as the Board of Directors may, from time to time, legally establish for it.  The tenure and qualifications of the members of each committee, the procedures by which resignations and removals of members of such committee shall be acted upon or accomplished and the stipends or fixed sums for attendance at meetings shall be fixed by the resolution adopted by the Board of Directors relative to such matters.  Unless the Board of Directors determines by resolution to the contrary respecting any committee: meetings of a committee may be called by any member of a committee or the President upon the same notice (or waiver) required for meetings of the full Board of Directors, a majority of the members of each committee shall constitute a quorum for conducting business, the act of a majority of the members present at a meeting at which a quorum is present shall be the act of the committee, the committee may conduct meetings in the manner permitted by Section 3.6 of these Bylaws, and the committee may take action by unanimous written consent of all its members in the same manner as the full Board of Directors.”